Free Writing Prospectus	Filed Pursuant to Rule 433(d)
Dated August 29, 2007	Registration Statement No. 333-142572
European Investment Bank USD 3,000,000,000 4.625% Notes due 2010 Final Term Sheet

Issuer:	European Investment Bank
Ratings:	Aaa/AAA/AAA
Currency/Size:	USD 3,000,000,000
Settlement:	6 September 2007
Maturity:	15 September 2010
Interest Payment Dates:	15 March, 15 September
Coupon:	4.625% (semi-annual)
Reoffer:	99.971%
Yield:	4.635%
Benchmark:	UST4.5% May 2010
Spread:	+52.50 bps
Denominations:	USD 1,000, 10,000, 100,000
Leads:	ML/MS/UBS
Co-leads:	BC/BNP/CS/Nomura/RBS
Governing Law:	New York

The Notes are expected to be listed on the Luxembourg Stock Exchange.

You can access the prospectus for the registration statement at the following website:

http://www.sec.gov/Archives/edgar/data/33745/000095015707000625/form-sb.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1-866-718-1649.